April 25, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Ameriprise Certificate Company (ACC) Post-Effective Amendment No. 38 Ameriprise Installment Certificate File No.: 2-76193
Dear Ms. O’Neal-Johnson:
Transmitted for filing electronically is Post-Effective Amendment No. 38 to the above referenced registration statement. This Amendment is filed under the Securities Act of 1933 for ACC.
The prospectus has been marked to show all changes from Registrant’s Post-Effective Amendment No. 37 filed on or about April 26, 2010.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant requests that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2011. The underwriter’s request for such acceleration is in correspondence accompanying this Post-Effective Amendment.
Please direct your questions or comments on this filing to Anna Butskaya at 612-671-4993 or me at 612-671-1947.
Thank you.

/s/ Scott R. Plummer Scott R. Plummer
Vice President, General Counsel and Secretary
Ameriprise Certificate Company

April 25, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.:	Ms. Deborah O’Neal-Johnson Document Control — EDGAR

RE:	Ameriprise Certificate Company (ACC) Post-Effective Amendment No. 38 Ameriprise Installment Certificate File No.: 2-76193
Dear Ms. O’Neal-Johnson:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, we, as the principal underwriter of the proposed offering to be made pursuant to the above-mentioned post-effective Amendment, hereby join the Registrant, Ameriprise Certificate Company, in requesting that the effective date for the Amendment be accelerated so that the Amendment will become effective on April 27, 2011.
Sincerely,

/s/ William F. Truscott William F. Truscott
Senior Vice President
Ameriprise Financial Services, Inc.